Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2024

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		As at March 31, 2024	As at December 31, 2023
	Notes	($)	($)
Assets
Current assets
Cash and cash equivalents		1,809	1,443
Short-term investments		443	342
Accounts receivable		1,909	931
Prepaids and other receivables		2,740	2,830
		6,901	5,546
Non-current assets
Royalty and other mineral interests	3	670,175	671,722
Long-term investment	4	1,587	1,587
Investment in associate		1,601	1,681
Gold-linked loan	5	10,537	10,139
Other long-term assets		299	319
		684,199	685,448

		691,100	690,994

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		4,904	3,851
		4,904	3,851
Non-current liabilities
Non-current portion of lease obligation		248	264
Bank loan	6	9,642	10,031
Convertible debentures	7	23,373	22,763
Embedded derivatives	8	1,730	1,921
Deferred income tax liability		130,851	131,214
		165,844	166,193

		170,748	170,044

Equity
Issued capital	9	556,687	556,177
Reserves	9	34,560	34,226
Accumulated deficit		(71,221)	(69,816)
Accumulated other comprehensive income		326	363
		520,352	520,950
		691,100	690,994

Approved by the Board of Directors:

/s/ Ken Robertson	/s/ Warren Gilman
Ken Robertson Director	Warren Gilman Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

		For the three months ended March 31
		2024	2023
	Notes	($)	($)
Revenue
Revenue	10	2,894	767
Cost of sales
Depletion	3	(520)	(117)
Gross profit		2,374	650

Other operating income/(expenses)
General and administrative costs	11	(2,856)	(3,251)
Project evaluation costs	11	(19)	(173)
Share of loss in associate		(52)	(128)
Dilution gain in associate		9	—
Operating loss for the period		(544)	(2,902)

Other items
Change in fair value of derivative liabilities		—	230
Change in fair value of gold-linked loan	7	639	—
Change in fair value of short-term investments		101	58
Change in fair value of embedded derivative	8	191	—
Foreign exchange gain/(loss)		87	(48)
Finance costs	12	(1,784)	(294)
Loan modification gain/(loss)	6	310	(249)
Other income		21	34
Net loss before income taxes for the period		(979)	(3,171)
Current tax expense		(789)	—
Deferred tax recovery		363	88
Net loss after income taxes for the period		(1,405)	(3,083)

Other comprehensive income
Item that may be reclassified subsequently to net income:
Foreign currency translation differences		(37)	4
Total comprehensive loss for the period		(1,442)	(3,079)

Net loss per share, basic and diluted		(0.01)	(0.02)

Weighted average number of common shares outstanding, basic and diluted		145,778,698	144,289,573

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	Notes	Number of Common Shares	Issued Capital ($)	Share Issuance Obligations ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2022		143,913,069	551,074	—	22,420	(40,168)	325	533,651
Common shares issued upon vesting of restricted share units		53,620	—	—	—	—	—	—
Share-based compensation - share options		—	—	—	528	—	—	528
Share-based compensation - restricted share units		—	—	—	322	—	—	322
At-the-Market offering:								—
Common shares issued to for cash		415,728	1,058	—	—	—	—	1,058
Agent fees		—	(27)	—	—	—	—	(27)
Net loss for the period		—	—	—	—	(3,083)	4	(3,079)
Dividends - DRIP		—	—	29	—	(29)	—	—
Dividends		—	—	—	—	(1,414)	—	(1,414)
Balance at March 31, 2023		144,382,417	552,105	29	23,270	(44,694)	329	531,039

	Notes	Number of Common Shares	Issued Capital ($)	Share Issuance Obligations ($)	Reserves ($)	Accumulated Deficit ($)	Accumulated Other Comprehensive Income ($)	Total ($)
Balance at December 31, 2023		145,669,046	556,177	—	34,226	(69,816)	363	520,950
Common shares issued upon vesting of restricted share units	9	54,198	261	—	(261)	—	—	—
Common shares issued for interest payment of convertible debentures	9	164,473	249	—	—	—	—	249
Share-based compensation - share options	9	—	—	—	92	—	—	92
Share-based compensation - restricted share units	9	—	—	—	503	—	—	503
Net loss for the period		—	—	—	—	(1,405)	(37)	(1,442)
Balance at March 31, 2024		145,887,717	556,687	—	34,560	(71,221)	326	520,352

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

	For the three months ended
	March 31
	2024	2023
	($)	($)
Operating activities
Net loss for the period	(1,405)	(3,083)
Items not involving cash:
Depreciation	20	21
Depletion	520	117
Finance costs	1,784	294
Loan modification (gain)/loss	(310)	249
Other income	(21)	(13)
Share-based compensation	595	880
Change in fair value of derivative liabilities	—	(230)
Change in fair value of gold-linked loan	(639)	—
Change in fair value of short-term investments	(101)	(58)
Change in fair value of embedded derivative	(191)	—
Share of loss in associate	52	128
Dilution gain in associate	(9)	—
Deferred tax recovery	(363)	(88)
Unrealized foreign exchange gain	(88)	—
Operating cash flows before movements in working capital	(156)	(1,783)
Net changes in non-cash working capital items:
Accounts receivables	(741)	137
Prepaids and other receivables	115	(948)
Accounts payable and accrued liabilities	1,118	533
Cash provided by/(used in) operating activities	336	(2,061)

Investing activities
Investment in royalties and other mineral interests	(23)	(27)
Proceeds on disposition of marketable securities	—	963
Land agreements proceeds credited against mineral properties	1,050	1,138
Dividend received	—	24
Interest received	21	1
Cash provided by investing activities	1,048	2,099

Financing activities
Proceeds from issuance of common shares	—	1,031
Net proceeds from bank loan/(payment of bank transaction costs)	(137)	26
Interest paid	(861)	(120)
Payment of lease obligations	(20)	(23)
Cash provided by/(used in) financing activities	(1,018)	914

Net increase in cash	366	952
Cash and cash equivalents
Beginning of period	1,443	5,847
End of period	1,809	6,799

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

1. Corporate information

Gold Royalty Corp. ("GRC" or the "Company") is a company incorporated in Canada on June 23, 2020 and domiciled in Canada. GRC is principally engaged in acquiring gold-focused royalty and mineral stream interests. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is located at 1830 – 1188 West Georgia Street Vancouver, BC, V6E 4A2, Canada

The Company’s common shares (the "GRC Shares") are listed on the NYSE American under the symbols “GROY”.

2. Basis of preparation and Significant accounting policies

2.1 Statement of compliance

The Company’s condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS") applicable to the presentation of interim financial statements including International Accounting Standard 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2023.

These condensed interim consolidated financial statements were authorized for issue by the Company’s board of directors (the “Board”) on May 13, 2024.

2.2 Basis of presentation

The Company’s condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company’s condensed interim consolidated financial statements are presented in United States dollars ("U.S. dollar", “$” or "dollar"). All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s annual financial statements for the year ended December 31, 2023. The Company’s interim results are not necessarily indicative of its results for a full year.

The condensed interim consolidated financial statements include the financial statements of Gold Royalty Corp. and the following wholly-owned subsidiaries:

			% Equity Interest as at
Name of subsidiary	Country of Incorporation	Functional Currency	March 31, 2024	December 31, 2023
Gold Royalty U.S. Corp	USA	U.S. dollar	100%	100%
Ely Gold Royalties Inc.	Canada	U.S. dollar	100%	100%
1320505 B.C. Ltd	Canada	U.S. dollar	100%	100%
Nevada Select Royalty, Inc.	USA	U.S. dollar	100%	100%
Ren Royalties LLC	USA	U.S. dollar	100%	100%
VEK Associates	USA	U.S. dollar	100%	100%
DHI Minerals (U.S.) Ltd	USA	U.S. dollar	100%	100%
Golden Valley Abitibi Royalties Ltd.	Canada	U.S. dollar	100%	100%
Calone Mining Ltd.	Canada	U.S. dollar	100%	100%
Abitibi Royalties USA Inc.	USA	U.S. dollar	100%	100%
1398464 B.C. Ltd	Canada	U.S. dollar	100%	100%
Gold Royalty Holdings Ltd.	Canada	U.S. dollar	100%	100%
Groyco Mex. S.A. de C.V.	Mexico	U.S. dollar	100%	100%

All subsidiaries are consolidated from the date the Company obtained control until the date that its control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from the subsidiaries and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process. The accounts of all subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. Royalty and other mineral interests

($)
Balance at December 31, 2022	667,504
Additions	29,771
Disposal	(322)
Depletion	(943)
Land agreement proceeds	(1,909)
Impairments	(22,379)
Balance at December 31, 2023	671,722
Additions	23
Depletion	(520)
Land agreement proceeds	(1,050)
Balance at March 31, 2024	670,175

Other Mineral Interests

On March 26, 2024, the Company acquired nine (9) mining claims located in Lander County, Nevada for $15. Transaction costs amounting to $8 were recorded as part of the mineral properties carrying value.

Land agreement proceeds

In the three months ended March 31, 2024, the Company received land agreement proceeds that were credited against mineral properties, which related to its royalty generator model of $1,050 (2023: $1,203).

The following is a summary of selected royalties own by the Company as of March 31, 2024:

Asset	Interest	Jurisdiction
Producing
Borden Mine (1)	0.5% NSR	Ontario, Canada
Canadian Malartic Property (open pit) (1)	2.0% – 3.0% NSR	Québec, Canada
Cozamin Mine (1)	1.0% NSR	Zacatecas, Mexico
Isabella Pearl Mine (1)	0.375% Gross Revenue Royalty	Nevada, USA
Other significant royalties
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Borborema Project	2.0% NSR	Rio Grande do Norte, Brazil
Côté Gold Project (1)	0.75% NSR	Ontario, Canada
Fenelon Gold Property	2.0% NSR	Québec, Canada
Gold Rock Project	0.5% NSR	Nevada, USA
Granite Creek	10% NPI	Nevada, USA
Hog Ranch Project	2.25% NSR	Nevada, USA
La Mina Project	2.0% NSR	Colombia
Lincoln Hill Project	2.0% NSR	Nevada, USA
Canadian Malartic - Odyssey Project (1) (underground)	3.0% NSR	Québec, Canada
Railroad-Pinion Project (1)	0.44% NSR	Nevada, USA
REN - Carlin Mines	1.5% NSR	Nevada, USA
REN - Carlin Mines (NPI)	3.5% NPI	Nevada, USA
São Jorge Project	1.0% NSR	Brazil

Note:

(1)
Royalty applies to only a portion of the property.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

3. Royalty and other mineral interests (continued)

	Cost			Accumulated Depletion			Others		Carrying Amount
	December 31, 2023	Additions	March 31, 2024	December 31, 2023	Depletion	March 31, 2024	Land agreement proceeds	Total	March 31, 2024
	($)	($)	($)	($)	($)	($)	($)	($)	($)
Borberema	21,250	—	21,250	—	—	—	—	—	21,250
Borden Lake	3,889	—	3,889	(902)	(95)	(997)	—	—	2,892
Cheechoo	12,640	—	12,640	—	—	—	—	—	12,640
Côté	16,132	—	16,132	—	—	—	—	—	16,132
Croinor	5,779	—	5,779	—	—	—	—	—	5,779
Cozamin	7,369	—	7,369	(271)	(146)	(417)	—	—	6,952
Fenelon	41,553	—	41,553	—	—	—	—	—	41,553
Gold Rock	3,275	—	3,275	—	—	—	—	—	3,275
Granite Creek	21,768	—	21,768	—	—	—	—	—	21,768
Hog Ranch	12,879	—	12,879	—	—	—	—	—	12,879
Lincoln Hill	5,421	—	5,421	—	—	—	—	—	5,421
Malartic	318,393	—	318,393	(999)	(279)	(1,278)	—	—	317,115
Railroad-Pinion	3,032	—	3,032	—	—	—	—	—	3,032
REN (Net Profit Interest)	21,017	—	21,017	—	—	—	—	—	21,017
REN (Net Smelter Return)	42,921	—	42,921	—	—	—	—	—	42,921
São Jorge	2,274	—	2,274	—	—	—	—	—	2,274
Titiribi	3,010	—	3,010	—	—	—	—	—	3,010
Whistler	2,575	—	2,575	—	—	—	—	—	2,575
Yellowknife	1,870	—	1,870	—	—	—	—	—	1,870
Others	127,754	23	127,777	(907)	—	(907)	(1,050)	(1,050)	125,820
Total (1)	674,801	23	674,824	(3,079)	(520)	(3,599)	(1,050)	(1,050)	670,175
(1)
Royalty and other mineral interests include non–depletable assets of $485,953 and depletable assets of $184,222.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

4. Long-term investment

As at March 31, 2024, long-term investment comprises a $1,587 (C$2 million) (December 31, 2023 : $1,587 (C$2 million)) representing a 12.5% equity interest in Prospector Royalty Corp. ("PRC"), a private company. The investment grants the Company access to PRC's extensive digital royalty database and includes a royalty referral agreement facilitating the acquisition of identified royalties.

5. Gold-linked loan

On December 19, 2023 (the "Advance Date"), the Company entered into a definitive agreement with Borborema Inc. (the "Borrower"), providing the Borrower with project financing for its Borborema Project of $10,000. The loan is secured against certain assets of the Borrower, and bears interest at 110 ounces of gold per quarter, and is payable through cash settlement or physical delivery of gold. The Borrower has the option to prepay the loan with all interest accrued and unpaid after 24 months following the Advance Date. The Borrower will have the option to elect its choice of payment (the "Prepayment Option").

The loan is classified as a financial asset and measured at fair value through profit or loss in accordance with IFRS 9 Financial Instruments. The Prepayment Option has been accounted for as part of the fair value of the loan in accordance with IFRS 9 Financial Instruments. The fair value of the loan is remeasured on the reporting date and the change in fair value is recognized in the consolidated statements of comprehensive loss.

As at March 31, 2024, the fair value of the loan has been estimated using a discounted cash-flow approach based on the following assumptions: risk-free interest rate of 3.93%, calibrated credit spread of 3.05%, estimated long-term gold price of $1,765 per ounce and expected volatility of gold of 14.45%. The Company recorded a fair value gain on the loan of $639 in change in fair value of gold-linked loan in the consolidated statements of comprehensive loss for the three months ended March 31, 2024.

($)
Investment in Gold-linked loan	10,000
Interest income credited against Gold-linked loan	(33)
Change in fair value during the year	172
Balance at December 31, 2023	10,139
Interest income credited against Gold-linked loan	(241)
Change in fair value during the period	639
Balance at March 31, 2024	10,537

6. Bank loan

On January 24, 2022, the Company entered into a definitive credit agreement with the Bank of Montreal providing for a $10,000 secured revolving credit facility (the "Facility"), that includes an accordion feature providing for an additional $15,000 of availability (the "Accordion"), subject to certain conditions. The Facility, secured against certain assets of the Company, is available for general corporate purposes, acquisitions, and investments subject to certain limitations. Amounts drawn on the Facility bear interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% per annum or Adjusted Term SOFR plus a margin of 4.00% per annum, as applicable, and the undrawn portion is subject to a standby fee of 0.90% per annum. The Adjusted Term SOFR shall mean on any day the Term SOFR Reference Rate as published by the Term SOFR Administrator for the tenor comparable to the applicable interest period, plus certain credit spread adjustments.

On September 14, 2022, the Company extended the maturity date of the Facility with Bank of Montreal from March 31, 2023 to March 31, 2025, with an Accordion option, subject to conditions. On February 10, 2023, the Company expanded the Facility to $20,000 with an additional $15,000 accordion option. On February 17, 2023, the Company drew down $10,287 to settle the Facility. On August 30, 2023, the Facility was increased to $25,000 with a $10,000 accordion option. On August 24, 2023, it drew $7,500 to acquire Cozamin. On December 15, 2023, it settled the Additional Drawdown, leaving a balance of $10,287 as of March 31, 2024.

The following outlines the movement of the bank loan from December 31, 2022 to March 31, 2024:

($)
Balance at December 31, 2022	9,448
Additional draw-down	17,787
Repayment	(17,500)
Less: transaction costs and fees	(418)
Modification adjustment	249
Interest expense	1,584
Interest paid	(1,119)
Balance at December 31, 2023	10,031
Less: transaction costs and fees	(137)
Modification adjustment	(310)
Interest expense	336
Interest paid	(278)
Balance at March 31, 2024	9,642

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

7. Convertible debentures

On December 15, 2023, the Company completed a private placement of $40,000 aggregate principal amount of unsecured convertible debentures (the "Debentures") with Queen's Road Capital Investment Ltd. ("QRC") and Taurus Mining Royalty Fund L.P., a fund managed by Taurus Funds Management Pte Limited. The Debentures are unsecured and bear interest at 10% per annum over a 5-year term, interest is payable 70% in cash and 30% in common shares issuable at a price equal to the 20-day volume-weighted average trading price ("VWAP") calculated at each interest payment date.

The Company identified the Debentures as compound financial instruments. In accordance with IFRS 9 Financial Instruments and IAS 32 Financial Instruments: Presentation, the liability component excluding the Redemption Option (the "Host Contract") are classified as debt instruments and are measured at amortized cost.

The Company will be entitled to redeem the Debentures at par within a period of fourteen days from the third anniversary of the date of the issuance of the Debentures. Should the Company exercise its right to redeem the Debentures during this period, the holders are entitled to convert all of the outstanding Debentures into Common Shares at a conversion price of US$1.75 (the "Redemption Options"). The Redemption Options are identified as embedded derivatives in accordance with IFRS 9 Financial Instruments and estimated at $1,951 on the issuance (Note 8).

The Debentures will be convertible at the holder's option into Common Shares at a conversion price of $1.90 (the "Conversion Options"). As the number of Common Shares to be issued under the Conversion Options is determined as the converted amount of the Debentures divided by the fixed conversion price of $1.90, the Conversion Options were accounted for separately as equity instruments in accordance with IAS 32 Financial Instruments: Presentation. The Conversion Options were recognized at the residual amount after deducting from the fair value of the instrument as a whole the amount separately determined for the liability component, in accordance with IFRS 9 Financial Instruments.

On the issuance date, principal of $23,471 was allocated to the Host Contract, $1,951 was allocated to the Redemption Options as embedded derivatives (Note 8) and the residual value of $14,578 was allocated to the Conversion Options as equity. A deferred tax liability of $2,309 related to the taxable temporary difference arising from the equity portion of the Debentures was recognized as an offset in equity. The Company incurred transaction costs and fees of $1,481 for the issuance of the Debentures, of which $943 was allocated as an reduction to the liability portion and the residual value of $538 was allocated as reduction to the Conversion Options as equity.

During the three months ended March 31, 2024, the Company recognized interest expense of $1,047 and accretion of $395, resulting in a total finance cost on the debentures of $1,442.

The following outlines the movement of the Debentures balance from December 15, 2023 to March 31, 2024:

($)
Face value of the Debentures issued on December 15, 2023	40,000
Less: Transaction costs and fees	(943)
Less: Redemption Option classified as embedded derivatives (Note 8)	(1,951)
Less: Equity component of convertible debentures issued for cash	(14,578)
Interest expense	235
Balance at December 31, 2023	22,763
Interest expense	1,442
Interest paid	(832)
Balance at March 31, 2024	23,373

8. Embedded derivatives

The embedded derivatives related to the Debentures (Note 7) was valued upon initial recognition at fair value of $1,951. At each reporting date, the change in fair value of the embedded derivatives is recognized in the consolidated statements of comprehensive loss.

The following outlines the movement of the embedded derivatives balance from December 15, 2023 to March 31, 2024:

($)
Fair value of embedded derivatives on December 15, 2023	1,951
Change in fair value during the year	(30)
Balance at December 31, 2023	1,921
Change in fair value during the period	(191)
Balance at March 31, 2024	1,730

As at March 31, 2024, the fair value of the embedded derivatives has been estimated using the White Hull one factor model based on the following assumptions: share price of $1.88, calibrated credit spread of 22.79%, expected interest rate volatility of 1.04% and mean reversion constant of 0.013%.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital

9.1 Common Shares

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

During the three months ended March 31, 2024, the Company issued 218,671 shares in satisfaction of vesting of RSUs ("Restricted Share Units") and debentures interest payment.

9.2 Restricted Share Units

The following outlines the movements of the Company’s RSUs:

	Number of RSUs	Weighted Average Grant Price ($)
Balance at December 31, 2022	769,547	3.25
Granted	1,556,164	1.55
Vested	(257,489)	3.24
Forfeited	(3,102)	2.81
Balance at December 31, 2023	2,065,120	1.97
Vested	(54,198)	4.86
Balance at March 31, 2024	2,010,922	1.89

During the three months ended March 31, 2024, the Company recognized share-based compensation expense of $503 (2023: $322) related to RSUs.

The Company classifies RSUs as equity instruments since the Company has the ability and intend to settle the awards in common shares. The compensation expense is calculated based on the fair value of each RSU as determined by the closing value of GRC Shares at the date of the grant. The Company recognizes compensation expenses over the vesting period of the RSUs.

9.3 Reserves

The following outlines the movements of the Company’s common share purchase warrants, share options and RSUs:

	Reserves
	Warrants	Share Based Awards	Convertible Debentures	Total
	($)	($)	($)	($)
Balance at December 31, 2022	8,292	14,128	—	22,420
Vesting of RSUs	—	(826)	—	(826)
Exercise of share options - Golden Valley Abitibi Royalties Ltd	—	(1,823)	—	(1,823)
Convertible debentures:
Equity component of convertible debentures issued for cash, net of taxes	—	—	12,270	12,270
Transaction fees and issuance costs	—	—	(538)	(538)
Share-based compensation - share options	—	1,405	—	1,405
Share-based compensation - RSUs	—	1,318	—	1,318
Balance at December 31, 2023	8,292	14,202	11,732	34,226
Vesting of RSUs	—	(261)	—	(261)
Share-based compensation - share options	—	92	—	92
Share-based compensation - RSUs	—	503	—	503
Balance at March 31, 2024	8,292	14,536	11,732	34,560

Common Share Purchase Warrants

As at March 31, 2024, there were 2,430,000 Ely Warrants outstanding which are exercisable into 595,350 GRC Shares based on a 0.245 exchange ratio. The Ely Warrants have a weighted average exercise price of C$4.59 per GRC Share and with a weighted average remaining contractual life of 1.38 years.

Share Options

The Company adopted a long-term incentive plan (the "LTIP") which provides that the Board of Directors may, from time to time, in its discretion, grant awards of restricted share units, performance share units, deferred share units and share options to directors, officers, employees and consultants. The aggregate number of common shares issuable under the LTIP in respect of awards shall not exceed 10% of the common shares issued and outstanding.

During the three months ended March 31, 2024, no share options were granted.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

9. Issued capital (Continued)

9.3 Reserves (Continued)

Share Options (Continued)

A summary of share options outstanding and exercisable as at March 31, 2024, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
1.00 to 1.99	1,975,472	1.36	2.30	1,975,472	1.36	2.30
2.00 to 2.99	2,373,708	2.58	3.62	1,804,560	2.58	3.60
3.00 to 3.99	17,514	3.06	3.14	17,514	3.06	3.14
4.00 to 4.99	894,517	4.86	2.48	894,517	4.86	2.48
5.00 and above	2,505,000	5.00	1.94	2,505,000	5.00	1.94
	7,766,211	3.31	2.61	7,197,063	3.37	2.52

The fair value of the Company’s share options recognized as share-based compensation expense during the three months ended March 31, 2024 was $92 (2023: $528), using the Black-Scholes option pricing model.

10. Revenue

	For the three months ended March 31
	2024	2023
	($)	($)
Canadian Malartic	632	18
Cozamin	252	—
Borden	179	63
Jerritt Canyon	—	120
Others	1,831	566
	2,894	767

During the three months ended March 31, 2024, others consist of land agreement proceeds of $1,002 (2023: $202), advance mineral royalty payments received of $281 (2023 : $331), and pre-production royalty payment from Borborema of $549 (2023: $nil).

11. General and administrative costs and project evaluations costs

	For the three months ended March 31
	2024	2023
	($)	($)
Corporate administrative costs	1,158	1,020
Employee costs	733	658
Professional fees	369	845
	2,260	2,523
Depreciation	20	21
Share-based compensation	595	880
	2,875	3,424

During the three months ended March 31, 2024, included in the total general and administrative costs and project evaluation costs were general and administrative costs of $2,856 (2023: $3,251) and project evaluation costs of $19 (2023: $173), respectively.

12. Finance costs

	For the three months ended March 31
	2024	2023
	($)	($)
Interest expense on bank loan	336	289
Interest expense on convertible debentures	1,047	—
Accretion of convertible debentures	395	—
Interest expense on lease liabilities	6	5
	1,784	294

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Financial instruments

The Company's financial instruments consist of cash and cash equivalents, short-term and long-term investments, gold-linked loan, accounts receivable, accounts payable and accrued liabilities, lease obligation, bank loan, convertible debentures, embedded derivatives, and derivative liabilities.

The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

	As at March 31, 2024
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	443	—	—	443
Gold-linked loan	—	—	10,537	10,537
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Embedded derivatives	—	—	1,730	1,730
	443	—	13,854	14,297

	As at December 31, 2023
	Level 1	Level 2	Level 3	Total
	($)	($)	($)	($)
Recurring measurements
Financial assets at FVTPL
Short-term investments	342	—	—	342
Gold-linked loan	—	—	10,139	10,139
Financial assets at FVOCI
Long-term investments	—	—	1,587	1,587
Financial liabilities at FVTPL
Embedded derivatives	—	—	1,921	1,921
	342	—	13,647	13,989

There were no transfers between the levels of the fair value hierarchy during the three months ended March 31, 2024.

The Company's short investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The Company's short-term investments are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy.

The fair value of the gold-linked loan is classified as Level 3 and is determined based on a discounted cash flow approach, which includes significant inputs not based on observable market data such as long-term gold price and expected volatility of gold.

The Company's long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as quoted equity prices. The fair value of the long-term investment is classified as Level 3 and measured based on data such as the price paid by arm's length parties in a recent transaction.

The fair value of the embedded derivatives related to the convertible debentures is classified as Level 3 and is determined using the White Hull one factor model, which includes significant inputs not based on observable market data such as expected credit spread.

The fair value of the Company's other financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. Bank loan, convertible debentures, and lease obligations are measured at amortized cost. The fair value of the bank loan and lease obligation approximate their carrying values as their interest rates are comparable to current market rates. The fair value of the convertible debentures approximates their carrying values as there were not significant changes in economic and risk parameters or assumptions related to the convertible debentures since the issuance.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

13. Financial instruments (continued)

13.1 Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, currency risk, equity price risk and interest rate risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

13.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances and accounts receivable. The Company mitigates credit risk associated with its bank balances by holding cash with Schedule I chartered banks in Canada and their US affiliates. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and cash equivalents in excess of the amount of government deposit insurance coverage for each financial institution and accounts receivable. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets.

13.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company’s working capital (current assets less current liabilities) as at March 31, 2024, was $1,997 compared to $1,695 as at December 31, 2023. The Company's accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals, or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand. In managing liquidity risk, the Company takes into account the anticipated cash flows from operating activities and its holding of cash and short-term investments. The Company believes it has the adequate liquidity to meet its obligations and to finance its planned activities.

13.4 Currency risk

The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currency. The Company currently does not engage in foreign exchange currency hedging. The currency risk on the Company's cash and cash equivalents, short-term investments, accounts payable and accrued liabilities and derivative liabilities are minimal.

13.5 Equity price risk

The Company is exposed to equity price risk associated with its investments in other mining companies. The Company's short-term investments consisting of common shares are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held. Based on the Company's short-term investments held as at March 31, 2024, a 10% change in the market price of these investments would have an impact of approximately $32 on net loss. The Company is not exposed to significant equity price risk related to its marketable securities.

13.6 Interest rate risk

The Company's exposure to interest rate risk arises from the impact of interest rates on its cash and secured revolving credit facility, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash balances are minimal. The Company's secured revolving credit facility bears interest at a rate determined by reference to the U.S. dollar Base Rate plus a margin of 3.00% or Adjusted Term SOFR plus a margin of 4.00%, as applicable and an increase (decrease) of 10 basis point in the applicable rate of interest would not have a significant impact on the net loss for the three months ended March 31, 2024. The Company's lease liability is determined using the interest rate implicit in the lease and an increase (decrease) of 10 basis points would not have a significant impact on the net loss for the three months ended March 31, 2024.

14. Related party transactions

14.1 Related Party Transactions

During the three months ended March 31, 2024, the Company incurred finance costs of $1,082 to QRC on the Debentures. Warren Gilman, director of the Company, is the chairman and chief executive officer of QRC. Related party transactions are based on the amounts agreed to by the parties. During the three months ended March 31, 2024, the Company did not enter into any contracts or undertake any commitment with any related parties other than as described herein.

Gold Royalty Corp.

Notes to Condensed Interim Consolidated Financial Statements

(Unaudited, expressed in thousands of United States dollars unless otherwise stated)

14. Related party transactions (continued)

14.2 Transactions with Key Management Personnel

Key management personnel are individuals responsible for planning, directing and controlling the activities of an entity. Total management salaries and directors’ fees incurred for services provided by key management personnel of the Company for the three months ended March 31, 2024 are as follows:

	For the three months ended March 31
	2024	2023
	($)	($)
Management salaries	317	326
Directors’ fees	58	122
Share-based compensation	429	679
	804	1,127

15. Operating segments

The Company conducts its business as a single operating segment, being the investment in royalty and mineral stream interests. Except for royalties on gold projects located in the USA, Brazil, Mexico, Colombia, Peru and Turkey, substantially all of the Company's assets and liabilities are held in Canada.

	March 31, 2024	December 31, 2023
	($)	($)
Non-current assets by geographical region as of:
Canada	447,059	447,519
USA	198,401	199,441
Brazil	31,787	31,390
Mexico	6,952	7,098
Total	684,199	685,448